March 20, 2009

Dear Financial Advisor:

We are writing to inform you that those clients who have money invested with Torrey U.S. Strategy Partners, LLC or Torrey International Strategy Partners, LLC are being mailed a notification of tender offer of up to 30% of the net asset value of each fund as of June 30, 2009.

IF YOUR CLIENT DOES NOT WISH TO SELL HIS OR HER INTEREST IN THE FUND(S), NO ACTION IS REQUIRED.

If your client wishes to sell his or her interest in the fund(s) as of June 30, 2009, the necessary paperwork will be available to them in the mailing.

The tender offer period will begin on March 20, 2009 and end at 12:00 a.m. midnight, Eastern Daylight Time, on Monday, April 20, 2009, unless extended.

For those clients who wish to have their interests repurchased as of June 30, they need to complete and return the Letter of Transmittal by mail in the postage-paid envelope or by fax (if by fax, the original, executed copy must follow by mail promptly thereafter) so that it arrives no later than 12:00 a.m. midnight, Eastern Daylight Time, on Monday, April 20, 2009.

If you or your client has any questions on this matter, please call Eileen Spencer at (212) 644-7800, or call me directly at the same telephone number.

Sincerely,

Ricardo Cortez
President, Private Client Group
The Torrey Funds

SK 80350 0166 978817